CleanCore Solutions, Inc.

5920 South 11th Circle, Suite 2

Omaha, NE 68137

August 10, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Jeanne Bennett
Brian Cascio
Abby Adams
Lauren Nguyen

Re:	CleanCore Solutions, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted April 21, 2023
CIK No. 0001956741

Ladies and Gentlemen:

We hereby submit the responses of CleanCore Solutions, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated May 15, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement submitted April 21, 2023

Dual Class Structure, page 2

1.	We reissue comment 4 insofar as you did not address the potential dilution from the expiration of any lock-up agreements.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Our Corporate History and Structure, page 2

2.	We note your response to comment 5 with respect to your asset acquisition and reissue the comment in part. Please revise the third paragraph of your history to refer to each entity by its proper name, and to clarify when CleanCore Technologies, LLC, became that entity, as opposed to O-Z Tech. Please further explain to us the legal and accounting treatment of the transaction, including your statement that you have no subsidiaries. Also clarify in your response, and in the filing, whether and if so, to what extent, the three entities whose assets you purchased were under common control at the time of the acquisitions. We note your response to comment 15, and your revised disclosure in response to accounting comments 20 and 21. Based on your accounting disclosure, it appears that you should revise the document throughout to clarify when you are referring to the registrant (since the date of the asset acquisition), and references to your predecessor (for events that occurred prior to the asset acquisition), so that investors will not be mistaken that you have a more extensive operating history. We note as examples the following:

●	Mr. Hollst’s summary on page 51, which states that he has served as your Executive Vice President since April 2019;

●	On page 5, “We have experience in the cleaning industries” without qualification;

●	On page 7, “We have historically depended on a limited number of suppliers;”

●	On page 45, “For the year ended June 30, 2022, two customers, Pro-Link and Sanzonate, accounting for 62% of our revenue and 74% of our total accounts receivable at year end;” and

●	On page 58, “Since the beginning of our 2021 fiscal year.”

These are only examples. You should revise the entire filing, including when addressing the financial results in Management’s Discussion and Analysis and in the Business section.

Response: We have clarified throughout the Registration Statement that all disclosures regarding the Company’s business and operations prior to the acquisition reflect the business and operations of the predecessor companies. For instance, we added the following to the beginning of the Summary: “Unless otherwise indicated by the context, reference in this prospectus to “we,” “us,” “our,” “our company” and similar references are to CleanCore Solutions, Inc.; provided that all discussions in this prospectus regarding our business and operations prior to the acquisition described under “—Our Corporate History and Structure” below refer to the business and operations of our predecessor companies described below.” We also added the following to the beginning of the Management’s Discussion and Analysis and Results of Operations Section: “All periods presented on or prior to October 16, 2022 represent the operations of CleanCore, TetraClean and Food Safety, our predecessors companies, and all references to “predecessor” refer to the combined financial position and results of operations of CleanCore, TetraClean and Food Safety on and before such date. References to “successor” refer to the financial position and results of operations of our company subsequent to October 16, 2022.”

We respectfully advise the Staff that the acquisition was structured as an asset purchase and not a stock purchase. The Company only acquired the assets of these companies, so they are not subsidiaries. Accordingly, the Company does not have any subsidiaries. We have also clarified that the acquired companies were under common control at the time of the acquisition.

Use of Proceeds, page 29

3.	We reissue comment 10 in part. It does not appear you have revised your Business section to clarify your strategy. In addition, please revise this section to specify how you used the proceeds of such indebtedness that you intend to pay off with the proceeds of this offering. Refer to Instruction 4 of Item 504 of Regulation S-K.

Response: We have reevaluated our use of proceeds for this offering and determined that we plan to use the net proceeds from this offering only for the repayment of certain debt and for working capital and general corporate purposes. We have have revised the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Private Placement, page 39

4.	Please revise the disclosure here and on page 73 to disclose the completion dates or clarify if the private placement is ongoing.

Response: We have revised the Registration Statement to clarify that the private placement concluded on December 31, 2023.

Employees, page 48

5.	Revise the summary to highlight that your Chief Executive Officer and President are not full-time employees of the company. Highlight the risks associated with their limited participation in the day-to-day operations of the company.

Response: Our Chief Executive Officer is a full-time employee of the Company. Additionally, our President is no longer with the Company, but the Company’s other executive officers are also full-time employees. All of our executive officers completely and fully participate with the day-to-day operations of the Company.

Principal Stockholders, page 59

6.	We note your response to comment 17. Please revise to provide a separate column for the seed stock prior to the offering. Given the current presentation, the inclusion of the seed in the Class A common stock totals a percentage of 120%.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (919) 213-0025 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

CleanCore Solutions, Inc.

By:	/s/ Matthew Atkinson
Matthew Atkinson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

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